UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 17, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SmartVideo Technologies, Inc.
File No. 333-137034 - CF#19075

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      SmartVideo Technologies, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 31, 2006.

      Based on representations by SmartVideo Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.22	through July 24, 2008
Exhibit 10.23	through July 24, 2008
Exhibits 10.27-42	through July 24, 2011

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Special Counsel